FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2019

Commission File Number: 001-12440

Enel Américas S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information ontained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ENEL AMÉRICAS FINANCIAL STATEMENT ANALYSIS AS OF DECEMBER 31, 2018

CONSOLIDATED FINANCIAL STATEMENTS OF ENEL AMÉRICAS GROUP

AS OF DECEMBER 31, 2018

▪	Revenues increased by 26.3% as compared to the same period of last year reaching US$ 13,184 million explained mainly by higher revenues in Brazil and, to a lesser degree, in Colombia and Peru.
▪

EBITDA increased by 13.9% reaching US$ 3,358 million, explained by improved results in the 4 countries in which we operate especially in Brazil as a result of the incorporation of Eletropaulo, now known as Enel Distribución Sao Paulo, and Volta Grande and better results in Enel Distribución Goiás and Enel Distribución Río.

	EBITDA
Country	December 31
	2018	2017	Variation
	million US$		%
Argentina	396	327	21.0
Brazil	1,200	907	32.3
Colombia	1,230	1,203	2.3
Peru	564	539	4.6
Enel Américas (*)	3,358	2,947	13.9

(*) Includes Holding and Adjustments

▪	Operating Income (EBIT) increased by 9.7 % reaching US$ 2,435 million.
▪

Net income attributable to the parent company reached US$ 1,201 million, 69.4% more than in the previous year, explained by an improved operational income for the period, together with improved net financial results explained mainly by the results in Argentina and lower taxes as a results of the 4th quarter recognition of a tax benefit in Enel Distribución Goiás of US$ 347 million.

▪	Net financial debt reached US$ 6,649 million, 99% higher than at the close of 2017, explained mainly by the acquisition of Enel Distribución Sao Paulo in the month of June.
▪

CAPEX for the period reached US$ 1,730 million, 2.6% less than in the same period of the year before, mostly due to higher investment levels in local currencies in the 4 countries in which we operate, especially Argentina and Brazil, which was mostly offset by the negative effect of the exchange rate in Argentina and Brazil.

ENEL AMÉRICAS FINANCIAL STATEMENT ANALYSIS AS OF DECEMBER 31, 2018

SUMMARY BY BUSINESS SEGMENT

Generation

EBITDA in the generation segment increased by 2.5%, reaching US$ 1,502 million. The foregoing is explained by an improved income obtained in Argentina, Colombia and Peru offset by a decrease in Brazil, mainly in Central Fortaleza.

Physical Data

	2017	2018	Var %
Total Sales (GWh)	56,051	65,329	16.6%
Total Generation (GWh)	41,053	39,863	-2.9%

Distribution

EBITDA in the distribution segment was 24.6% higher than in the same period of 2017, reaching US$ 1,941 million; explained mainly by Brazil due to the consolidation of Enel Distribución Sao Paulo and improved performance of Enel Distribución Goiás and Enel Distribución Río. The number of clients increased by 7,293,957 explained mainly by the acquisition of Enel Distribución Sao Paulo.

Physical data

	2017	2018	Var %
Total Sales (GWh)	74,337	100,927	35.8%
Number of Clients	17,241,203	24,535,160	42.3%

ENEL AMÉRICAS FINANCIAL STATEMENT ANALYSIS AS OF DECEMBER 31, 2018

FINANCIAL SUMMARY

The Company’s available liquidity has remained strong, as shown below:

:

•	Cash and cash equivalents	US$ 1,904 million
•	Cash and cash equiv. + cash investments over 90 days	US$ 2,069 million
•	Available committed lines of credit	US$ 1,269 million

➢	The average nominal interest rate in December 2018 decreased from 7.9% to 7.1% during the same period of the previous year, primarily influenced by better interest debt refinancing conditions and lower inflation in Brazil and Colombia. All of the above was partially offset by higher debt rates stemming from the recently acquired Brazilian distribution company Enel Distribución Sao Paulo.

Hedging and protection:

In order to mitigate the financial risks associated with foreign exchange rate and interest rate fluctuations, Enel Américas S.A. has established policies and procedures aimed at protecting its financial statements against the volatility of these variables.

•

Enel Américas S.A. (consolidated) foreign exchange rate risk hedging policy establishes that there must be a balance between the index currency of the flows generated by each company and the currency in which they assume any type of debt. Therefore, Enel Américas S.A., has contracted cross currency swapsof US$ 733 million andforwards of US$ 688 million.

•

In order to reduce the volatility of the financial statements stemming from interest rate changes, Enel Américas S.A. (consolidated) keeps an adequate debt structure balance. To achieve the above, we have entered into interest rate swaps that total US$ 698 million.

ENEL AMÉRICAS FINANCIAL STATEMENT ANALYSIS AS OF DECEMBER 31, 2018

RELEVANT INFORMATION FOR THE ANALYSIS OF THESE FINANCIAL STATEMENTS

I.              Change of Perimeter:

➢

In February 2017, our subsidiary Enel Brasil S.A. purchased 99.88% of the share capital of Enel Distribución Goias S.A. for approximately US$ 720 million. The impact of this operation on the Consolidated Financial Statements, plus other information related to this acquisition, are reported more in detail in note 7.1 of the above-mentioned financial statements of Enel Américas as of Decembe 31, 2018.

➢

In November 2017, our subsidiary Enel Brasil S.A. acquired 100% of the Hydro-generating power plant Volta Grande concession (EGP Volta Grande) for an approximate amount of US$ 436 million. The impact of this operation on the Consolidated Financial Statements plus other information related to this acquisition are detailed in note 10 of the aforementioned financial statements issued by Enel Américas on December 31, 2018.

➢

In April 2018 our subsidiary Enel Brasil S.A., through its vehicle Enel Sudeste S.A. launched the acquisition, via a voluntary Public Tender Offer, of Eletropaulo Metropolitana de Eletricidade de Sao Paulo (“Eletropaulo”), a Brazilian power distributor. The process concluded successfully on July 4, 2018, with the final acquisition of 95.05% of shareholding equity which corresponds to 156,158, 581 shares for the amount of US$ 1,840 million.

On September 19, 2018 the Board of Directors of Eletropaulo approved a share capital increase for the value of worth R$1,500,000, through the issuance of 33,171,164 new shares. Enel Sudeste attended this capital increase, acquiring 33,164,964 new shares (approximately US $395 million) with which the company increased its participation to 95.88% in Eletropaulo.

On December 3, 2018, Eletropaulo was renamed as Enel Distribución Sao Paulo.
The impact of this operation, plus other information related to this acquisition, are detailed in note 7.2. of Enel Américas’ Consolidated Financial Statements as of December 31, 2018.

ENEL AMÉRICAS FINANCIAL STATEMENT ANALYSIS AS OF DECEMBER 31, 2018

I.                      HIPERINFLATION IN ARGENTINA

As of July 2018, the Argentinean economy has been considered a hyperinflationary economy, according to the criteria set out in the international accounting standard N°. 29 "Financial Information on Hyperinflationary Economies" (IAS 29). This determination was carried out on the basis of a series of qualitative and quantitative criteria which include the presence of an accumulated inflation rate of over 100% in three years.

According to IAS 29, the financial statements of the companies in which Enel Américas participates in Argentina have been restated by applying a general price index to the historical cost, in order to reflect the changes in the purchasing power of the Argentine Peso, on the closing date of these financial statements. Non-monetary assets and liabilities were restated as of February 2003, the last date on which an inflation adjustment was applied for accounting purposes in Argentina.

For the consolidation purposes in Enel Américas and as a result of the application of IAS 29, the results and the financial situation of our Argentine subsidiaries, were converted to the closing exchange rate ($Arg/USD) as of December 31, 2018 pursuant to IAS 21 “Effects of variations in foreign currency exchange rates” when it comes to a hyperinflationary economy.

Previously, the results of the Argentine subsidiaries were converted at an average exchange rate for the period, as is the case for the conversion of the results for the rest of the Group's subsidiaries in other countries whose economies are not considered hyperinflationary.

Considering that Enel Américas’ presentation and functional currency does not correspond to a hyperinflationary economy according to the IAS 29 guidelines, the restatement of comparative periods is not required in the Group’s Consolidated Financial Statements.

For more information please consult Note 8 of Enel Américas’ Consolidated Financial Statements.

ENEL AMÉRICAS FINANCIAL STATEMENT ANALYSIS AS OF DECEMBER 31, 2018

MARKETS IN WHICH THE COMPANY OPERATES

Enel Américas owns and operates generation, transmission and distribution companies in Argentina, Brazil, Colombia and Peru. Virtually all our revenues, income and cash flows come from the operations of our subsidiaries; jointly controlled entities and associates in these four countries.

The following tables show some key indicators, as of December 31, 2018 and 2017 of the entities operating in Argentina, Brazil, Colombia and Peru.

Generation and transmission business segment

Company	Markets	Energy Sales		Market
	in which	(GWh)		Share
	operates	2018	2017	2018	2017
Enel Generación Costanera S.A.	SIN Argentina	7,101	7,852	5.3%	5.8%
Enel Generación El Chocón S.A.	SIN Argentina	2,901	2,055	2.2%	1.5%
Central Dock Sud	SIN Argentina	3,951	4,945	3.0%	3.6%
Enel Generación Perú S.A. (Edegel)	SICN Peru	9,994	9,817	19.7%	14.0%
Enel Generación Piura S.A. (Piura)	SICN Peru	603	640	1.2%	1.0%
Emgesa S.A.	SIN Colombia	18,544	18,156	26.8%	27.1%
EGP Cachoeira Dourada S.A.	SICN Brazil	18,098	9,526	3.8%	2.1%
Enel Generación Fortaleza S.A.	SICN Brazil	2,763	2,923	0.6%	0.6%
EGP Volta Grande S.A.	SICN Brazil	1,376	137	0.3%	-
Total		65,329	56,051

Distribution business segment

	Energy Sales		Energy Losses		Clients		Clients / Employees
Company	(GWh) ( * )		(%)		(thousand)
	2018	2017	2018	2017	2018	2017	2018	2017

Empresa Distribuidora Sur S.A. (Edesur)	17,548	17,736	14.2%	12.0%	2,530	2,529	673	597
Enel Distribución Perú S.A. (Edelnor)	8,045	7,934	8.1%	8.2%	1,423	1,397	2,424	2,388
Enel Distribución Río S.A.	11,019	11,091	21.0%	20.4%	2,959	3,030	3,051	3,123
Enel Distribución Ceará S.A.	11,843	11,522	13.9%	13.6%	3,933	4,017	3,472	3,454
Enel Distribución Goiás S.A.	13,755	12,264	11.6%	11.7%	3,027	2,928	2,757	2,667
Eletropaulo Metropolitana de Electricidade de Sao Paulo	24,693	-	9.5%	-	7,224	-	993	-
Codensa S.A.	14,024	13,790	7.7%	7.8%	3,439	3,340	2,243	2,429
Total	100,927	74,337	12.3%	12.3%	24,535	17,241	1,500	1,829

(*) Includes final customer sales and tolls.

ENEL AMÉRICAS FINANCIAL STATEMENT ANALYSIS AS OF DECEMBER 31, 2018

The following table shows a breakdown of energy sale revenues of continued operations by business segment, by client category and by country as of December 31, 2018 and 2017.

Energy Sale Revenues

Generation and Distribution

(Figures in million US$)

Country	Argentina		Brazil		Colombia		Peru		Total Segments		Structure and adjustments		Total
	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017

Generation	314	289	760	709	1,220	1,132	521	506	2,815	2,636	(692)	(740)	2,123	1,896
Regulated customers	12	1	345	238	705	697	280	313	1,342	1,249	(692)	(740)	650	509
Non regulated customers	-	-	332	467	443	380	214	170	989	1,017	-	-	989	1,017
Spot Market	302	288	83	1	72	55	7	4	464	348	-	-	464	348
Other Clients	-	-	-	3	-	-	20	19	20	22	-	-	20	22

Distribution	1,130	1,138	5,397	3,447	1,424	1,265	856	813	8,807	6,663	-	-	8,807	6,663
Residential	474	380	2,816	1,489	750	668	447	408	4,487	2,945	-	-	4,487	2,945
Commercial	338	419	1,433	820	358	318	109	112	2,238	1,669	-	-	2,238	1,669
Industrial	173	146	430	272	147	131	164	157	914	706	-	-	914	706
Other	145	193	718	866	169	148	136	136	1,168	1,343	-	-	1,168	1,343
Less: Consolidation adjustments	-	-	(291)	(315)	(255)	(268)	(146)	(157)	(692)	(740)	692	740	-	-

Energy Sales Revenues	1,444	1,427	5,866	3,841	2,389	2,129	1,231	1,162	10,930	8,559	-	-	10,930	8,559

Variation in million US$ and %.	17	(1.2%)	2,025	52.7%	260	12.2%	69	5.9%	2,371	27.7%	-	-	2,371	27.7%

ENEL AMÉRICAS FINANCIAL STATEMENT ANALYSIS AS OF DECEMBER 31, 2018

I.- ANALYSIS OF THE FINANCIAL STATEMENTS

1. Analysis of Income Statement

The income attributable to the controlling shareholders of Enel Américas for the period which ended on December 31, 2018 reached US$ 1,201 million; which represents a 69.4 % increase in relation to the US$ 709 million income registered in the same period of the previous year.

Below we present an item-by-item comparison of the income statement of the continuing operations for the periods ended December 31, 2018 and 2017:

CONSOLIDATED INCOME STATEMENT (Continuing Operations) (million US$)	December 2018	December 2017	Change	% Change

Revenues	13,184	10,438	2,746	26.3%
Sales	12,119	9,489	2,630	27.7%
Other operating income	1,065	949	116	12.3%
Procurements and Services	(8,143)	(5,883)	(2,260)	(38.4%)
Energy purchases	(5,738)	(3,941)	(1,797)	(45.6%)
Fuel consumption	(227)	(229)	2	1.1%
Transportation expenses	(1,055)	(634)	(421)	(66.4%)
Other variable costs	(1,123)	(1,079)	(44)	(4.1%)
Contribution Margin	5,041	4,555	486	10.7%
Personnel costs	(662)	(665)	3	0.4%
Other fixed operating expenses	(1,021)	(943)	(78)	(8.3%)
Gross Operating Income (EBITDA)	3,358	2,947	411	13.9%
Depreciation and amortization	(862)	(648)	(214)	(33.1%)
Reversal of impairment profit (impairment loss) recognized in profit or loss	(61)	(80)	19	23.8%
Operating Income	2,435	2,219	216	9.7%
Net Financial Income	(333)	(582)	249	42.9%
Financial income	358	294	64	21.9%
Financial costs	(1,072)	(869)	(203)	(23.4%)
Gain (Loss) for indexed assets and liabilities	270	-	270	100.0%
Foreign currency exchange differences, net	111	(7)	118	1747.8%
Other Non Operating Income	3	9	(6)	(63.8%)
Net Income From Sale of Assets	1	6	(5)	(89.3%)
Share of profit (loss) of associates accounted for using the equity method	2	3	(1)	(25.9%)
Net Income Before Taxes	2,105	1,646	459	27.9%
Income Tax	(438)	(519)	81	15.6%
Net Income from Continuing Operations	1,667	1,127	540	48.0%

NET INCOME	1,667	1,127	540	48.0%
Net Income attributable to owners of parent	1,201	709	492	69.4%
Net income attributable to non-controlling interest	466	418	48	11.3%

Earning per share (US$ /share)	0.02091	0.01234	0.00857	69.4%

(*) As of December 31, 2018 and 2017 the average number of paid and subscribed shares were 57,452,641,516.

ENEL AMÉRICAS FINANCIAL STATEMENT ANALYSIS AS OF DECEMBER 31, 2018

For a better understanding of the effects of the application of IAS 29 in Argentina to the Enel Américas Group, the following is a summary of the results table:

CONSOLIDATED INCOME STATEMENT	12-31-2018 Enel Américas proforma without hyperinflation (in million of US$)	Aplication effect by IAS 29 (in million of US$)	Aplication effect by IAS 21 (in million of US$)	Adjustments	12-31-2018 Enel Américas reported (in million of US$)

	(i)	(ii)	(iii)	(iv)	(v)
Revenues	12,266	279	(426)	(147)	12,119
Other Operating Income	1,070	3	(8)	(5)	1,065
Revenues and Other Operating Income	13,336	283	(434)	(152)	13,184

Raw materials and consumables used	(8,229)	(137)	223	86	(8,143)
Contribution Margin	5,107	146	(212)	(66)	5,041

Other work perfomed by the entity and capitalized	185	9	(16)	(7)	178
Employee benefits expenses	(868)	(49)	76	28	(840)
Depreciation and amortization expense	(743)	(134)	14	(120)	(862)
Impairment loss recognized in the period's profit or loss	(143)	63	19	82	(61)
Other expenses	(1,034)	(27)	40	12	(1,021)
Operating Income	2,505	8	(79)	(70)	2,435

EBITDA	3,390	79	(112)	(32)	3,358

Othe gains (losses)	1	0	(0)	(0)	1
Financial Income	378	13	(33)	(20)	358
financial Costs	(1,106)	(34)	68	34	(1,072)
Share of profit (loss) of associates and joint ventures accounted for using the equity method	3	0	(1)	(0)	2.452
Foreign currency exchange differences	148	(0)	(38)	(38)	111
Income (Loss) for indexed assets and liabilities	-	270	-	270	270

Income (loss) before taxes	1,929	259	(82)	176	2,105
Income tax expenses, continuing operations	(351)	(117)	30	(87)	(438)
Income from continuing operations	1,578	141	(52)	89	1,667
Income (loss) from discontinued operations	-	-	-	-	-
NET INCOME	1,578	141	(52)	89	1,667

Net Income attributable to:
Net Income attributable to Shareholders of Enel Américas	1,105	119	(23)	96	1,201
Net income attributable to non-controlling interests	472	22	(29)	(7)	466
NET INCOME	1,578	141	(52)	89	1,667

i.	It reflects what would have been the consolidated profit of Enel Américas as of December 31, 2018, in the event if the Argentine economy had not been considered hyperinflationary as defined by IAS 29.
ii.

It corresponds to the IAS 29 adjustments, i.e. those arising from the restatement of non-monetary liabilities and assets as well as those accounts of results that do not specify a base already updated by inflation.

iii.

It corresponds to the difference between converting the results of the Argentine subsidiaries at a closing exchange rate, as defined by IAS 21 when it comes to hyperinflationary economies, versus average exchange rates, which is the methodology previously applied to the Argentine subsidiaries and which is the current methodology for the rest of the subsidiaries of Enel Américas operating in other countries in the region (non-hyperinflationary economies).

iv.	Sum of (ii) + (iii).
v.	Enel Américas’ results as of December 31, 2018.

ENEL AMÉRICAS FINANCIAL STATEMENT ANALYSIS AS OF DECEMBER 31, 2018

EBITDA:

EBITDA during the period which ended on December 31, 2018 reached US$ 3,358 million, which represents a US$ 411 million increase, equivalent to a 13.9% increase in comparison to the US$ 2,947 million EBITDA for the period which ended on December 31, 2017.

Operating income, operating costs, staff expenses and other costs by nature for the operations that determine our EBITDA, broken down for each business segment for periods that ended on December 31, 2017 and 2018, are presented below:

ENEL AMÉRICAS FINANCIAL STATEMENT ANALYSIS AS OF DECEMBER 31, 2018

EBITDA FROM CONTINUING OPERATIONS
BY BUSINESS SEGMENT

	As of December 31
	2018	2017	Variation	Variation
	(US$ million)%
Generation and Transmission businesses
Argentina	328	300	28	9.3
Brazil	854	829	25	3.0
Colombia	1,259	1,160	99	8.5
Peru	790	730	60	8.2
Revenues Generation and Transmission businesses	3,231	3,019	212	7.0
Distribution business
Argentina	1,190	1,223	(33)	(2.7)
Brazil	6,922	4,613	2,309	50.1
Colombia	1,714	1,538	176	11.4
Peru	913	879	34	3.9
Revenues Distribution business	10,739	8,253	2,486	30.1
Less: consolidation adjustments and other activities	(786)	(834)	48	(5.8)
Total consolidated Revenues Enel Américas	13,184	10,438	2,746	26.3

Generation and Transmission businesses
Argentina	(40)	(25)	(15)	(60.0)
Brazil	(574)	(490)	(84)	(17.1)
Colombia	(478)	(396)	(82)	(20.7)
Peru	(383)	(348)	(35)	(10.1)
Procurement and Services Generation and Transmission businesses	(1,475)	(1,259)	(216)	(17.2)
Distribution business
Argentina	(729)	(687)	(42)	(6.1)
Brazil	(5,084)	(3,323)	(1,761)	(53.0)
Colombia	(1,033)	(867)	(166)	(19.1)
Peru	(611)	(579)	(32)	(5.5)
Procurement and Services Distribution business	(7,457)	(5,456)	(2,001)	(36.7)
Less: consolidation adjustments and other activities	789	832	(43)	5.2
Total consolidated Procurement and Services Enel Américas	(8,143)	(5,883)	(2,260)	(38.4)

Generation and Transmission businesses
Argentina	(41)	(67)	26	38.8
Brazil	(16)	(18)	2	11.1
Colombia	(28)	(26)	(2)	(7.7)
Peru	(28)	(28)	-	-
Personnel Exepenses Generation and Transmission businesses	(113)	(139)	26	18.7
Distribution business
Argentina	(171)	(228)	57	25.0
Brazil	(287)	(201)	(86)	(42.8)
Colombia	(42)	(44)	2	4.5
Peru	(26)	(26)	-	-
Personnel Exepenses Distribution business	(526)	(499)	(27)	(5.4)
Less: consolidation adjustments and other activities	(23)	(27)	4	14.8
Total consolidated Personnel Expenses Enel Américas	(662)	(665)	3	(0.4)

ENEL AMÉRICAS FINANCIAL STATEMENT ANALYSIS AS OF DECEMBER 31, 2018

Continued:

	As of December 31
	2018	2017	Variation	Variation
	(US$ million)%
Generation and Transmission businesses
Argentina	(29)	(37)	8	21.6
Brazil	(20)	(20)	-	-
Colombia	(46)	(55)	9	16.4
Peru	(45)	(43)	(2)	(4.7)
Other Expenses Generation and Transmission businesses	(140)	(155)	15	9.7
Distribution business
Argentina	(111)	(151)	40	26.5
Brazil	(545)	(440)	(105)	(23.9)
Colombia	(116)	(106)	(10)	(9.4)
Peru	(44)	(44)	-	-
Other Expenses Distribution business	(816)	(741)	(75)	(10.1)
Less: consolidation adjustments and other activities	(65)	(47)	(18)	(38.3)
Total consolidated Other Expenses Enel Américas	(1,021)	(943)	(78)	(8.3)

EBITDA
Generation and Transmission businesses
Argentina	218	171	47	27.5
Brazil	244	301	(57)	(18.9)
Colombia	707	683	24	3.5
Peru	334	311	23	7.4
EBITDA Generation and Transmission businesses	1,503	1,466	37	2.5
Distribution business
Argentina	179	157	22	14.0
Brazil	1,006	649	357	55.0
Colombia	523	521	2	0.4
Peru	232	230	2	0.9
EBITDA Distribution business	1,940	1,557	383	24.6
Less: consolidation adjustments and other activities	(85)	(76)	(9)	(12.1)
Total consolidated EBITDA Enel Américas	3,358	2,947	411	13.9

ENEL AMÉRICAS FINANCIAL STATEMENT ANALYSIS AS OF DECEMBER 31, 2018

EBITDA OF THE GENERATION AND TRANSMISSION SEGMENT:

Argentina

EBITDA of our generation subsidiaries in Argentina reached US$ 218 million in December 2018 representing a US$ 47 million increase as compared to the same period of 2017. The main variables, by subsidiary, which explain this increase in the 2018 results are described below:

Enel Generación Costanera S.A.: (Higher EBITDA of US$ 27 million, mostly attributable to higher revenues from tariff increase as per SEE N° 19/2017 resolution).

Enel Generación Costanera’s operating revenues increased by US$ 10 million, or 6.9 % in December 2018 in relation to the year before. This increase is principally explained by US$ 76 million of higher revenue attributable to an increase in tariff remuneration (regulation N° SEE 19/2017), which began to be applied since February 2017, and lower physical sales (-751 GWh). In addition US$ 23 million from higher revenues from the CPI update of the same as of the date of their accrual, as a result of the application of IAS 29 in Argentina.

The above was partially offset by US$ 85 million lower income as a result of the devaluation of the Argentine Peso in relation to the US Dollar that took place in 2018 and due to the change in the conversion methodology due to the application of IAS 29 in Argentina moving from average exchange rate to closing exchange rate, as indicated by IAS 21 when it comes to hyperinflationary economies.

Enel Generación Costanera’s Operating costs increased by a US$ 7 million mainly explained by US$ 10 million higher gas consumption, due to resolution N° 70/2018 which   established the commercial management of the fuel is no longer the sole interference of the agency in charge of dispatch (CAMMESA), and now it is managed by generation companies themselves, less the US$ 3 million effect of the application of IAS 21 in hyperinflationary economies.

Enel Generación Costanera’s staff expenses decreased by US$ 19 million which is mainly explained by the US$ 22 million application of IAS 21 in hyperinflationary economies and partially offset by the US$ 3 million salary cost increase related to the country’s internal inflation.

Enel Generación Costanera’s other expenses by nature decreased by US$ 4 million which is mainly explained by the application of IAS 21 in hyperinflationary economies.

At EBITDA level in Enel Generación Costanera, due to the application of IAS 21 in hyperinflationary economies, there was a US$ 31 million negative impact and due to the application of IAS 29, this is adjusting the results by inflation, a US$ 15 million positive effect.

ENEL AMÉRICAS FINANCIAL STATEMENT ANALYSIS AS OF DECEMBER 31, 2018

Enel Generación El Chocón: (Higher EBITDA of US$ 15 million, mainly due to a higher tariff remuneration stemming from the new N° SEE 19/2017 regulation, higher generation (+ 871 GWh) and higher physical sales (+ 846 Gwh)).

Operating revenues of Enel Generación El Chocón increased by US$ 9 million compared to the previous year, mostly because of (i) a US$ 30 million increase due to the tariff remuneration income stemming from the new N° SEE 19/2017 regulation, which began to be applied since February 2017, and higher physical sales (+ 846 GWh) explained by higher level of reservoir, and (ii) US$ 11 million increase from the CPI update of the same as of the date of their accrual, as a result of the application of IAS 29 in Argentina.

The above was partially offset by (i) a US$ 32 million decrease as a result of the devaluation of the Argentine Peso in relation to the US Dollar that took place in 2018 and due to the change in the conversion methodology due to the application of IAS 29 moving from an average exchange rate to a closing exchange rate, as indicated by IAS 21 when it comes to hyperinflationary economies.

Operating costs in Enel Generación El Chocón decreased by US$ 2 million which was explained mainly by the application of IAS 21 in hyperinflationary economies

Staff expenses in Enel Generación El Chocón decreased by US$ 3 million which was explained mainly by the application of IAS 21 in hyperinflationary economies

Other expenses by nature in Enel Generación El Chocón decreased by US$ 1 million which was explained mainly by the application of IAS 21 in hyperinflationary economies

At EBITDA level in Enel Generación El Chocon, due to the application of IAS 21 in hyperinflationary economies, there was a US$ 16 million negative impact and due to the application of IAS 29, this is adjusting the results by inflation, a US$ 9 million positive effect.

Central DockSud: (Higher EBITDA of US$ 3 million, mainly due to a higher tariff remuneration stemming from the new N° SEE 19/2017 regulation).

Dock Sud’s operating revenues increased by US$ 7 million, or 7.6%, in December 2018 in relation to the year before, which is explained by a US$ 45 million increase in tariff remunerations stemming from the new 19/2017 regulation, which began to be applied since February 2017, and lower physical sales (- 994 GWh) due to the TG-09 loss was around 5 months without functioning in 2018, plus the recognition of the insurance compensation of US$ 11 million for the TG fire.

The above was partially offset by US$ 49 million lower income as a result the devaluation of the Argentine Peso in relation to the US Dollar that took place in 2018 and due to the change in the conversion methodology due to the application of IAS 29 in Argentina moving from average exchange rate to closing exchange rate, as indicated by IAS 21 when it comes to hyperinflationary economies.

ENEL AMÉRICAS FINANCIAL STATEMENT ANALYSIS AS OF DECEMBER 31, 2018

Dock Sud’s operating costs increased by US$ 9 million as compared to the same period of the previous year mainly due to higher gas consumption costs of US$ 9 million, due to resolution N° 70/2018 which established the commercial management of the fuel is no longer the sole interference of the agency in charge of dispatch (CAMMESA), and now it is managed by generation companies themselves

Dock Sud’s Staff expenses decreased by US$ 3 explained mainly by the application of IAS 21 in hyperinflationary economies by US$ 6 million offset by US$ 3 million higher costs of increased additional hours as a result of plant stoppage and due to the effects of inflation.

Dock Sud’s other expenses by nature decreased by US$ 2 million explained mainly by the application of IAS 21 in hyperinflationary economies of US$ 5 million and offset by US$ 3 million higher costs due to a stoppage stemming from a turbine loss.

At EBITDA level in Central DockSud due to the application of IAS 21 in hyperinflationary economies, there was a US$ 13 million negative impact and due to the application of IAS 29, this is adjusting the results by inflation, a US$ 21 million positive effect.

Enel Trading Argentina: (higher EBITDA of US$ 2 million mainly due the application of IAS 21 in hyperinflationary economies)

Brazil

EBITDA of our generation and transmission subsidiaries in Brazil totaled US$ 244 million in 2018 representing a US$ 57 million decrease in relation to the same period of the previous year. The main variables, by subsidiary, that explain this decrease of results in 2018 are described below:

EGP Cachoeira Dourada S.A.: (lower EBITDA of US$ 7 million, mainly because of higher energy purchases).

EGP Cachoeira Dourada’s operating revenues increased by US$ 37 million, or 7.4%, in 2018. This increase is mostly explained by a US$ 100 million increase due to higher energy sales of 8,572 GWh, explained by a higher level of trading with free clients. The above was offset by a US$ 63 million income decrease due to the 14.3 % devaluation of the Brazilian Real in relation to the US Dollar.

EGP Cachoeira Dourada’s operating costs increased by US$ 45 million, or 12.2 % in 2018, mostly composed by a US$ 90 million increase due to higher energy purchases for + 8,465 GWh offset by a US$ 45 million in lower costs due to the 14.3 % devaluation of the Brazilian Real in relation to the US Dollar.

EGP Cachoeira Dourada’s staff expenses were in line with the same period of the year before.

ENEL AMÉRICAS FINANCIAL STATEMENT ANALYSIS AS OF DECEMBER 31, 2018

EGP Cachoeira Dourada’s other expenses by nature decreased by US$ 1 million mainly due to lower costs as a result of the 14.3 % devaluation of the Brazilian Real in relation to the US Dollar.

Enel Generación Fortaleza: (lower EBITDA of US$ 110 million, mainly due to higher energy purchases stemming from gas supply cut by Petrobras )

Enel Generación Fortaleza’s operating revenues decreased by US$ 50 million mostly due to a US$ 5 million as a result of lower energy sales of 160 GWh, US$ 15 million lower income as a result of the recognition of a fiscal incentive Provin (Programa de Incentivo y Desarrollo Industrial) and a US$ 33 million decrease as a result of the 14.3 % devaluation of the Brazilian Real in relation to the US Dollar. The above was partially offset by US$ 3 million recognition of insurance compensation linked to losses in the generating plant.

Enel Generación Fortaleza’s ooperating costs increased by US$ 61 million, or 41.5%, in 2018, because of an increase mainly attributable to US$ 124 million increase in energy purchases due to the gas cut carried out by Petrobras which forced the company to get energy supplies in the market in order to comply with client contracts. The above was partially offset by lower fuel consumption of US$ 43 million and a US$ 20 million decrease stemming from the 14.3 % devaluation of the Brazilian Real in relation to the US Dollar.

Enel Generación Fortaleza’s staff expenses decreased by US$ 1 million mainly due to lower costs explained by the 14.3 % devaluation of the Brazilian Real in relation to the US Dollar.

 Enel Generación Fortaleza’s other expenses by nature were in line with the same period of the previous year.

Enel Cien S.A.: (US$ 3 million lower EBITDA due mainly to lower income as a result of the 14.3 % devaluation of the Brazilian Real in relation to the US Dollar).

Enel Green Power Volta Grande.: (Company that entered the consolidation perimeter as of November 2017. Its income statement as of December 2018 shows a higher EBITDA of US$ 61 million)

EGP Volta Grande’s EBITDA reached US$ 69 million in 2018, which represents a US$ 61 million increase in relation to the same period of the previous year. The main variables that explain this increase in the results in 2018 are described below:

EGP Volta Grande’s operating revenues increased by US$ 73 million which corresponds to higher energy sales of 1,239 GWh.

EGP Volta Grande’s operating costs increased by US$ 12 million which explained by US$ 9 million for energy transport costs, US$ 1 million for energy purchases and US$ 2 million of other expenses by nature.

ENEL AMÉRICAS FINANCIAL STATEMENT ANALYSIS AS OF DECEMBER 31, 2018

Colombia

EBITDA of our generation subsidiary in Colombia reached US$ 707 million in 2018, which represents a US$ 24 million increase in relation to the same period of the previous year. The main variables that explain this increase in the results in 2018 are described below:

Emgesa SA: (US$ 25 million higher EBITDA mostly because of higher energy sales)

Emgesa’s operating revenues increased by US$ 100 million, or 8.6% in 2018. This increase is mostly explained by (i) US$ 24 million due to higher physical sales of 388 GWh (ii) a US$ 64 million tariff increase and (iii) a US$ 12 million increase due to compensations and loss profits for the Chivor tunnel accident, which affected to Guavio plant.

Emgesa’s operating costs increased by US$ 82 million, or 20.7%, in 2018 composed mainly by (i) US$ 27 million in increased energy purchases explained by: US$ 68 million due to higher energy purchases (+1,100 GWh) in the spot market, offset by US$ 41 million in purchase price reduction in the spot market (ii) a US$ 22 million increase in fuel consumption, related to higher thermal generation (iii) a US$ 15 million increase in transportation costs due to client increase in the unregulated market and (iv) a US$ 18 million increase from other supplies mainly from higher gas costs.

Emgesa’s staff expenses increased by US$ 2 million mostly due to higher salary costs and bonuses.

Emgesa’s other expenses by nature decreased by US$ 9 million mainly due to write-offs of non-profitable projects carried out in 2017 such as, for example, the Campo Hermoso Project for US$ 2 million, the Agua Clara Project of US$ 5 million and the Guaicaramo Project of US$ 3 million.

ENEL AMÉRICAS FINANCIAL STATEMENT ANALYSIS AS OF DECEMBER 31, 2018

Peru

EBITDA of our generation subsidiaries in Peru reached US$ 333 million in 2018, which represents a US$ 23 million increase in relation to the previous year. The main variables, by subsidiary, that explain such an increase in 2018 results as compared to those for 2017, are described below:

Enel Generación Perú S.A.: (US$ 17 million higher EBITDA mostly because of higher incomes in tolls and higher physical sales

Enel Generación Perú’s operating revenues increased by US$ 59 million, or 9.9 % in 2018. This increase is mostly explained by (i) US$ 44 million increase in toll revenues due to more free clients, (ii) US$ 16 million in higher energy sales, of which USD 13 million correspond to higher physical sales (+ 177 GWh) and US$ 3 million in improved average prices, (iii) registration of provision of material damage and loss of profits associated with the Ventanilla Plant rotor totalling US$ 8 million and its insurance provision for TG-7 turbine of US$ 6 million, and (iv) provision for the accident in the Callahuanca loading chamber of US$ 2 million. The above was offset by lower provision for material damage and loss of profits of US$ 17 million, related to the weather emergency in 2017, affecting several of the company’s plants.

Enel Generación Peru’s operating costs increased by US$ 37 million, or 12.4%, in 2018 mostly composed by (i) a US$ 31 million increase in energy purchases in the spot market of which US$ 21 million correspond to the effect of average price and (ii) US$ 7 million in higher fuel costs due to higher oil consumption for thermal production stemming from a higher client demand.

Enel Generación Peru’s staff expenses increased by US$ 2 million explained by higher remuneration costs.

Enel Generación Peru’s other expenses by nature increased by US$ 3 million due to higher administration services and others.

Enel Generación Piura S.A.: (US$ 3 million higher EBITDA due to higher operating revenue of US$ 2 million and lower operating costs of US 1 million mainly from energy purchases due to higher own production)

ENEL AMÉRICAS FINANCIAL STATEMENT ANALYSIS AS OF DECEMBER 31, 2018

Chinango S.A.: (US$ 2 million higher EBITDA mainly due to higher physical energy sales)

Chinango’s operating revenues increased by US$ 2 million due mainly to higher sales in the spot market.

Chinango’s operating costs increased by US$ 1 million due mainly to higher energy purchases.

Chinango’s other expenses by nature decreased by US$ 1 million mainly due to third party services.

DISTRIBUTION SEGMENT EBITDA:

Argentina

Empresa Distribuidora Sur S.A. (Edesur): (US$ 22 million higher EBITDA mainly due to the new integral tariff review (RTI).)

EBITDA of our Argentinean subsidiary Edesur reached US$ 179 million in 2018, which represents a US$ 22 million increase in relation to 2017. The main variables that explain this increase in the 2018 income are described below:

Edesur’s operating revenue decreased by US$ 33 million, or 2.7 % in 2018, of which US$ 685 million is from a lower income as a result of the devaluation of the Argentine Peso in relation to the US Dollar that took place in 2018 and due to the change in the conversion methodology due to the application of IAS 29 in Argentina moving from average exchange rate to closing exchange rate, as indicated by IAS 21 when it comes to hyperinflationary economies. The above was partially offset by the recognition of (i) US$ 431 million of higher revenues from energy sales as a result of the application of the new tariff review (Revisión Tarifaria Integral RTI) as published by Resolution N° 64 dated February 1, 2017 issued by the ENRE (Ente Nacional Regulador de la Electricidad) and (ii) a US$ 221 increase from the update of the Consumer Price Index as of the date of accrual also stemming from the application of IAS 29.

Edesur’s operating costs increased by US$ 42 million, or 6.2 % explained by (i) a US$ 383 increase in energy purchases of which US$ 264 are related to the price increase and US$ 119 to higher costs from the update of the Consumer Price Index as of the date of accrual also stemming from the application of IAS 29, (ii) a US 27 million increase in higher transport costs mainly due to price increases and (iii) a US$ 16 million increase in generator rentals and other expenses. The above was offset by US$ 384 stemming from the devaluation of the Argentine Peso in relation to the US Dollar in 2018 and due to the application of IAS 21 in hyperinflationary economies.

ENEL AMÉRICAS FINANCIAL STATEMENT ANALYSIS AS OF DECEMBER 31, 2018

Edesur’s staff expenses decreased by US$ 58 million of which US$ 128 correspond to the result of the devaluation of the Argentine Peso in relation to the US Dollar in 2018 and the applications of IAS 21 in the case of hyperinflationary economies and US$ 19 million from the increase in labor costs. The above was offset mainly by (i) a US$ 25 million in staff salary increases mainly due to domestic inflation, (ii) a US$ 21 million increase for the retirement plan, (iii) a US$ 3 million for early retirement plan and (iv) as US$ 40 million increase due to higher staff expenses from the update of the Consumer Price Index as of the date of accrual also stemming from the application of IAS 29.

Edesur’s Other expenses by nature decreased by US$ 40 million mainly due to the result of the devaluation of the Argentine Peso in relation to the US Dollar in 2018 and the applications of IAS 21 in the case of hyperinflationary economies of US$ 85 million offset by a $ 15 million higher expenses in maintenance services and renovation of networks and others and a US$ 17 million increase for the application of domestic inflation, US$ 3 million in higher costs of commissions, US$ 2 million in legal costs, US$ 2 million on social security tax, US$ 2 million in meter standardization and repairs, and US$ 4 million compensation to contractors for term contracts.

At EBITDA level in Edesur, due to the application of IAS 21 in hyperinflationary economies, there was a US$ 51 million negative impact and from the application of IAS 29, this is adjusting the results by inflation, and a US$ 34 million positive effect.

Energy losses increased by 2.2 p.p. reaching 14.2 % as of December 2018. The number of Edesur’s clients as of December 2018 reached 2.53 million which is in line with the number of clients for the same period of the year before.

ENEL AMÉRICAS FINANCIAL STATEMENT ANALYSIS AS OF DECEMBER 31, 2018

Brasil

EBITDA of our distribution subsidiaries in Brazil reached US$ 1,006 million in 2018, which represents a US$ 357 million increase in relation to the previous year. The main variables, by subsidiary, that explain such an increase in the 2018 income are described below:

Enel Distribución Río S.A. (ex Ampla): (Higher EBITDA of US$ 53 million, mostly attributable to higher income stemming from tariff recovery).

Enel Distribución Rio’s operating revenue decreased by US$ 135 million or 8.2 % in 2018 explained mostly by a US$ 119 million decrease in other operating revenues attributable mainly to (i) a US$ 78 million decrease in income from the construction of IFRIC 12 and (ii) US$ 41 million decrease in other operating revenue as a result of the 14.3 % devaluation of the Brazilian Real in relation to the US Dollar.

Operating revenues were also affected by a US$ 25 million decrease of revenue from energy sales attributable mainly to the following effects: (a) a US$ 194 million increase from higher income for tariff recovery and (b) a US$ 11 million increase for higher non billed energy sales. The above as offset by (a) US$ 86 million in lower tax revenue received from research and development in energy efficiency and (b) a US$ 144 million decrease due to the 14.3% devaluation of the Brazilian Real in relation to the US Dollar.

This was partially offset by a US$ 11 million increase in other services provisions mainly due to the increase of US$ 30 million in revenue from tolls offset by US$ 19 million from the effects of the 14.3 % devaluation of the Brazilian Real in relation to the US Dollar.

Enel Distribución Rio’s operating costs decreased by US$ 163 million or 13.7 % in 2018, mostly explained by:

A US$ 63 million decrease in energy purchases attributable to: (i) a US$ 32 million increase due to higher prices for regulated industrial tariffs and hydrological risks and (ii) a US$ 95 million decrease as a result of the conversion effects of the 14.3 % devaluation of the Brazilian Real in relation to the US Dollar.

A US$ 22 million increase in energy transport costs due to the increased hire of thermal energy of US$ 37 million offset by US$ 15 million due to the 14.3 % devaluation of the Brazilian Real in relation to the US Dollar.

A US$ 122 million decrease in other variable supplies corresponding to (i) US$ 78 million lower costs for the construction of IFRIC 12 (ii) a US$ 39 million decrease as a result of the 14.3 % devaluation of the Brazilian Real in relation to the US Dollar and (iii) US$ 5 million in loss prevention services.

ENEL AMÉRICAS FINANCIAL STATEMENT ANALYSIS AS OF DECEMBER 31, 2018

Enel Distribución Río’s staff expenses decreased by US$ 3 million mostly explained by the 14.3% devaluation of the Brazilian Real in relation to the Us Dollar.

Enel Distribución Rio’s other expenses by nature decreased by US$ 22 million due mainly to the 14.3 % devaluation of the Brazilian Real in relation to the US Dollar.

Energy losses increased by 0.6 p.p. reaching 21.0 % in December 2018. As of December 2018, Enel Distribución Río had 2.96 million clients, which represented a decrease of 71,000 clients as compared to the same period of the previous year.

Enel Distribución Ceará S.A. (ex Coelce): (Lower EBITDA of US$ 49 million, mostly attributable to higher transport costs and higher energy purchases).

Enel Distribución Ceará’s operating revenue decreased by US$ 39 million, or 2.7 % in 2018, mostly due to:

A US$ 84 million lower energy sales stemming from (i) a US$ 143 million due to the 14.3% devaluation of the Brazilian real in relation to the US Dollar and (ii) US$ 14 million from lower revenues in cost recovery for thermal energy dispatch in relation to hydrologic risks. This was partially offset by (i) US$ 59 million increase from energy sales and (ii) a US$ 18 million increase from recognition of tariff flags.

Enel Distribución Ceará’s other services provision increased by US$ 21 million mainly due to (i) a US$ 27 million by tolls income and (ii) a US$ 4 million income by rental of posts and pipeline, offset by US$ 10 million due to the 14.3% devaluation of the Brazilian real in relation to the US dollar.

Enel Distribución Ceará’s other operating income increased by US$ 23 million mostly explained by a US$ 52 million in costs of the IFRIC 12 concession contracts offset by US$ 29 million as a result of the 14.3 % devaluation of the Brazilian Real in relation to the US Dollar.

Enel Distribución Ceará’s operating costs increased by US$ 18 million or 1.8 % in 2018, mostly explained by (i) a US$ 29 million transport cost increase from tolls; (ii) US$ 53 million increase in costs of the IFRIC 12 concession contracts, and (iii) US$ 68 million higher energy purchases due to a higher demand and higher prices for regulated industrial tariffs offset by US$ 128 million lower costs as a result of the 14.3 % devaluation of the Brazilian Real in relation to the US Dollar.

Enel Distribución Ceará’s staff expenses decreased by US$ 4 million mainly due to US$ 6 million due to 14.3 % devaluation of the Brazilian Real in relation to the US Dollar offset by US$ 2 million increase in compensations and higher salaries.

ENEL AMÉRICAS FINANCIAL STATEMENT ANALYSIS AS OF DECEMBER 31, 2018

Enel Distribución Ceará’s other expenses by nature decreased by US$ 4 million mostly because of US$ 15 million as a result of the 14.3 % devaluation of the Brazilian Real in relation to the US Dollar offset by US$ 11 million for higher costs in third party services for line and network maintenance as well as civil litigation.

Energy losses during 2018 increased by 0.3 p.p. reaching 11.6 % as of December 2018. Enel Distribución Ceará had 3.93 million clients in December 2018 which represented an 84,000 decrease in new clients as compared to the same period of the previous year.

Enel Distribución Goiás (Ex. Celg): (Company that entered the consolidation perimeter as of February 2017. US$ 110 million higher EBITDA mainly due to higher physical sales and lower staff costs.)

Enel Distribución Goiás’ operating revenue increased by US$ 25 million, made up mostly by (i) US$ 182 million from higher energy sales explained by higher physical sales (+1,491 GWh) and tariff recovery, (ii) a US$ 6 million increase from other services corresponding to clients and (iii) US$ 27 million from other operating income mainly by US$ 9 million revenues for reconnecting clients, US$ 41 million for third party service works, offset by US$ 23 million lower in operating revenue from the construction of the IFRIC 12 contracts. All of the above was partially offset by US$ 190 million attributed to the 14.3 % devaluation of the Brazilian Real in relation to the US Dollar.

Enel Distribución Goiás’ operating costs decreased by US$ 8 million explained mainly by

US$ 139 million attributed to the 14.3 % devaluation of the Brazilian Real in relation to the US Dollar offset by: (i) US$ 88 million due to higher energy purchases to meet an increased demand, (ii) US$ 68 million due to higher transport costs and (iii) US$ 25 million lower variable supplies and services corresponding mainly to construction costs of the IFRIC 12 contracts of US$ 8 million and lower costs related to regulatory sanctions and services totalling US$ 17 million.

Enel Distribución Goiás’ staff costs decreased by US$ 63 million and can be explained mainly a US$ 50 million voluntary retirement plan provision which took place in February 2017 and a US$ 13 million corresponding to the 14.3 % devaluation of the Brazilian Real in relation to the US Dollar.

Enel Distribución Goiás’ other expenses by nature decreased by US$ 14 million explained mainly by the US$ 20 million corresponding to the 14.3% devaluation of the Brazilian real in relation to the American dollar offset by US $ 6 million for higher meter reading services expenses and customer service.

Energy losses during 2018 remained stable in relation to the year before reaching 11.6 % as of December 2018. As of December 2018, Enel Distribución Goiás had 3.03 million clients which represented an increase of 99,000 new clients as compared to the same period of the previous year.

ENEL AMÉRICAS FINANCIAL STATEMENT ANALYSIS AS OF DECEMBER 31, 2018

Enel Distribución Sao Paulo: (Company that entered the consolidation perimeter as of June 2018. US$ 244 EBITDA mainly from higher physical sales)

Enel Distribución Sao Paulo’s operating revenue was US$ 2,459 and can be accounted for as follows: (i) US$ 2,023 million in energy sales equivalent to 24,693 GWh of physical sales, (ii) other service provision of US$ 192 million corresponding to revenue from toll services and (iii) US$ 244 million from other operating income of which US$ 225 million is mainly explained by the construction revenues related to the IFRIC12 contracts and US$ 19 million for client fines.

Enel Distribución Sao Paulo’s operating costs were of US$ 1,914 million and can be accounted for as follows: (i) US$ 1,439 from higher energy purchases to cover higher demand, (ii) US$ 249 million transport cost increase and (iii) other variable services and provisions increase totalling US$ 226 million of which US$ 225 million are explained by the construction revenues related to the IFRIC 12 contracts.

Enel Distribución Sao Paulo’s staff costs correspond to US$ 156 million and can be accounted for by salaries and social security laws.

Enel Distribución Sao Paulo’s other expenses by nature correspond to US$ 145 million due mainly to higher third services party costs by the maintenance of lines, networks and other services.

Energy losses during December 2018 reached 9.5%. As of December 2018, Enel Distribución Sao Paulo’ had 7.22 million clients.

ENEL AMÉRICAS FINANCIAL STATEMENT ANALYSIS AS OF DECEMBER 31, 2018

Colombia

EBITDA of our subsidiary Codensa in Colombia reached US$ 523 million in 2018, which represents a US$ 2 million increase in relation to the same period of the previous year. The main variables that explain such increase in the 2018 results are described below:

Codensa S.A.: (US$ 2 million higher EBITDA mostly explained by higher energy sales).

Codensa’s operating revenue increased by US$ 176 million or 11.4 % in 2018 because of (i) a US$ 18 million increase of physical sales (+ 234 GWh), (ii) a US$ 140 million increase mainly due to higher average prices of energy, (iii) a US$ 16 million increase due mainly to contracts of electrical works, posts and pipeline rental, lines and networks and infrastructure rental and others, and (iv) a US$ 2 increase from other income.

Codensa’s operating costs increased by US$ 165 million or 18.9 % in 2018, mainly explained by (i) a US$ 152 million increase in higher energy purchase of US$ 12 million corresponding 178 GWh, and US$ 140 million related to the higher energy sale price, (ii) a US$ 11 million increase in transportation costs; and (iii) a US$ 2 million increase in costs of other variable supplies and services as a result of higher costs linked to the installation of measuring equipment.

Codensa’s staff expenses decreased by US$ 1 million as a consequence of a US$ 7 million increase in salaries and wages offset by US$ 8 million due to a higher activation of labor costs in construction projects.

Codensa’s other expenses by nature increased by US$ 10 million, or 9.6 % in 2018 mostly due to a US$ 4 million increase due to higher services costs for lines and networks maintenance, US$ 3 million for advertising costs and US$ 3 million for other expenses of contractor services.

Energy losses in December 2018 decreased by 0.1 p.p. and reached 7.7%. Codensa had 3.44 million clients as of December 2018 which represents an increase of 99,000 new clients, as compared to the same period of the previous year.

ENEL AMÉRICAS FINANCIAL STATEMENT ANALYSIS AS OF DECEMBER 31, 2018

Peru

EBITDA of our Enel Distribución Perú S.A. subsidiary reached US$ 232 million in 2018 which represents as US$ 2 million increase in relation to the previous year.

Enel Distribución Peru S.A. (former Edelnor): (US$ 2 million higher EBITDA).

Enel Distribución Perú’s operating revenue increased by US$ 35 million due to increased energy sales explained mainly by US$ 33 million related to a tariff increase, US$ 17 million increase in physical sales equivalent to 111 GWh offset by a US$ 9 million decrease due to lower services mainly in network movement and US$ 6 million due to the 0.7% devaluation of the Peruvian Sol in relation to the US Dollar.

Enel Distribución Perú’s operating costs increased by US$ 33 million mostly explained by a US$ 23 million increase in energy purchases due to a higher purchase average price and US$ 8 million in higher physical purchases and US$ 5 million in higher costs amongst other variable costs corresponding to contractors for line connections and maintenance charges. The above was offset by US$ 3 million due to the 0.7% devaluation of the Peruvian Sol in relation to the US Dollar.

Enel Distribución Perú’s staff expenses were in line with last year’s.

Enel Distribución Perú’s other expenses by nature were in line with last year’s.

Energy losses in December 2018 decreased by 0.1 p.p. reaching 8.1%. Enel Distribución Perú had 1.42 million clients in 2018, which represents an increase of 26,000 new clients, as compared to the same period of the previous year.

ENEL AMÉRICAS FINANCIAL STATEMENT ANALYSIS AS OF DECEMBER 31, 2018

The following table shows, by segment and by country, a summary of EBITDA, Depreciation Expenses, Amortization and Impairment, and EBIT for the subsidiaries of the Enel Américas Group during the periods ended as of December 31, 2018 and 2017.

	As of December 31, 2018			As of December 31, 2017
Segment	EBITDA	Depreciation, amortization and impairment	EBIT	EBITDA	Depreciation, amortization and impairment	EBIT
	(Million US$)

Generation and Transmission
Argentina	218	(62)	156	171	(56)	115
Brazil	244	(33)	211	301	(40)	261
Colombia	707	(74)	633	683	(71)	612
Peru	334	(65)	269	311	(83)	228
Total Generation and Transmission	1,503	(234)	1,269	1,466	(250)	1,216

Distribution
Argentina	179	(101)	78	157	(7)	150
Brazil	1,006	(398)	608	649	(306)	343
Colombia	523	(134)	389	521	(109)	412
Peru	232	(56)	176	230	(56)	174
Total Distribution	1,940	(689)	1,251	1,557	(478)	1,079
Less: consolidation adjustments and other activities	(85)	-	(85)	(76)	-	(76)
Total Consolidated Enel Américas	3,358	(923)	2,435	2,947	(728)	2,219

Depreciation, Amortization, Impairment

Depreciation, amortization and impairment totaled US$ 923 million in 2018, which represents a US$ 194 million increase in relation to the same period of 2017.

Depreciation and amortization reached US$ 862 million in 2018 representing a US$ 214 million increase compared to same period of 2017 mainly stemming from (i) a US$ 108 million increase in the Grupo Enel Brasil from the incorporation of Enel Distribución Sao Paulo into the Consolidation perimeter totalling US$ 113 million, (ii) US$ 14 million increase in Codensa due to the increase in activations related to substation, lines and networks operation and (iii) US$ 92 million by higher depreciations in the Argentinean subsidiaries mainly from the applications of IAS 21 in hyperinflationary economies.

At the same time, impairment reached US$ 61 million in 2018, representing a US$ 19 million net decrease in relation to the same period of 2017, which can be mainly explained by the following:

ENEL AMÉRICAS FINANCIAL STATEMENT ANALYSIS AS OF DECEMBER 31, 2018

-
Lower impairment losses in (i) US$ 5 million in Enel Distribución Rio, (ii) a US$ 10 million decrease in Enel Distribución Goiás, (iii) a US$ 7 million in Enel Distribución Sao Paulo, (iv) US$ 16 million in Enel Perú due to the US$ 10 million deterioration of the Callahuanca facility registered in 2017 and the US$ 6 million recovery of accounts receivable which were previously deteriorated, in 2018, (vi) US$ 63 million in Enel Generación Costanera S.A. of which US$ 71 million correspond to reverse degradation of fixed assets recorded on January 1, 2018, as a result of the application of IAS 21 in hyperinflationary economies, offset by further impairment of accounts receivable of US$ 8 million.

-

impairment losses increased in (i) Edesur of US$ 65 million, of which US$ 55 million correspond to a reversal of impairment losses of fixed assets registered in 2017, plus US$ 17 million as a result of the devaluation of the Argentine Peso in relation to the US Dollar offset by inflation registration of US$ 7 million, (ii) US$ 10 million due to higher impairment losses of accounts receivable in Codensa and (iii) US$ 4 million for moto-generator impairment in Enel Generación El Chocón

At the depreciation, amortization and impairment level of to the Argentine subsidiaries as a result of the application of IAS 21 in hyperinflationary economies, there was a US$ 33 million positive effect and a US$ 71 million negative effect from the application of IAS 29.

The following table shows the consolidated non-operating income from continued activities for the periods ended December 31, 2018 and 2017:

ENEL AMÉRICAS FINANCIAL STATEMENT ANALYSIS AS OF DECEMBER 31, 2018

NON OPERATING INCOME CONTINUING OPERATIONS

	As of December 31
	2018	2017	Variation	Variation
	(US$ million)%
Financial Income
Argentina	108	88	20	22.7
Brazil	215	179	36	20.1
Colombia	20	19	1	5.3
Peru	9	9	-	-
Consolidation adjustments and other activities	6	(1)	7	749.4
Total Financial Income	358	294	64	21.9
Financial Costs
Argentina	(227)	(265)	38	14.3
Brazil	(615)	(361)	(254)	(70.4)
Colombia	(178)	(194)	16	8.2
Peru	(31)	(42)	11	26.2
Consolidation adjustments and other activities	(21)	(7)	(14)	(200.0)
Total Financial Costs	(1,072)	(869)	(203)	(23.4)
Foreign currency exchange differences, net
Argentina	107	32	75	(234.4)
Brazil	(32)	(43)	11	(25.6)
Colombia	(2)	(1)	(1)	(100.0)
Peru	4	(1)	5	500.0
Consolidation adjustments and other activities	34	6	28	(462.7)
Total Foreign currency exchange differences, net	111	(7)	118	1,747.8
Gain (Loss) for indexed assets and liabilities	270	-	270	100.0
Net Financial Income Enel Américas	(333)	(582)	249	42.9

	As of December 31
	2018	2017	Variation	Variation
Other Gain (Losses)	(US$ million)%
Argentina	-	-	-	-
Brazil	-	1	(1)	(100.0)
Colombia	-	-	-	-
Peru	1	5	(4)	(78.7)
Menos: Ajustes de consolidación y otras actividades de negocio	-	-	-	-
Total Other Gain (Losses)	1	6	(5)	(89.3)
Share of profit (loss) of associates accounted for using the equity method:
Argentina	2	2	0	-
Brazil	-	-	-	-
Colombia	-	-	-	-
Peru	-	-	-	-
Less: consolidation adjustments and other activities	0	1	(1)	(100.0)
Total Share of profit (loss) of associates accounted for using the equity method	2	3	(1)	(25.9)

Total Non Operating Income	3	9	(6)	(63.8)

Net Income Before Taxes	2,105	1,646	459	27.9
Income Tax
Enel Américas (holding)	(7)	(28)	21	(75.0)
Argentina	(204)	27	(231)	(855.6)
Brazil	218	(66)	284	430.3
Colombia	(311)	(337)	26	7.7
Peru	(134)	(115)	(19)	(16.6)
Total Income Tax	(438)	(519)	81	15.6
Net Income after taxes	1,667	1,127	540	48.0
Profit (Loss) from discontinued operations, after taxes	-	-	-	-
Net Income	1,667	1,127	540	48.0
Net Income attributable to owners of parent	1,201	709	492	69.4
Net income attributable to non-controlling interest	466	418	48	11.3

ENEL AMÉRICAS FINANCIAL STATEMENT ANALYSIS AS OF DECEMBER 31, 2018

Financial Income

Financial income reached a US$ 333 million loss as of December 2018, which represents a US$ 249 million improvement in relation to the US$ 582 million loss registered in 2017. The foregoing is mostly explained by:

(a) Higher financial income of US $ 64 million as of December 2018 mainly attributable to a US$67 million increase due to the incorporation of Enel Distribución Sao Paulo into the consolidation perimeter that correspond mainly to the recognition of interest income from the IFRIC 12 of US$ 19 million, US$ 12 million in accrued interests for cash deposits and legal deposits, and US$ 36 million in commercial account interests.

At the financial revenues level for Argentine subsidiaries due to the application of IAS 21 in hyperinflationary economies a US$ 33 million negative effect took place and a US$ 13 million positive effect as a result of the application of IAS 29 due to inflation.

(b) US$ 203 increase in financial expenses mainly attributable to: (i) US$ 165 million higher expenses due to the incorporation of Enel Distribución Sao Paulo into the consolidation perimeter that correspond mainly to the US$ 60 million of its financial debt, US$ 31 million of financial update of civil provisions, update US$ 56 million of post-employment provisions and other expenses of US$ 18 million, (ii) US$ 71 million higher financial expenses in Enel Sudeste from the financial debt for the acquisition of Enel Distribución Sao Paulo (iii) US$ 80 million higher financial expenses of  Enel Brasil  related to the debt from the purchase of Enel Distribución Sao Paulo and (iv) US$ 17 million higher financial expenses in Enel Green Power Volta Grande from its financial debt.

The increased financial expenses are partially offset by (i) US$ 40 million lower financial expenses in Edesur mainly explained by the application of IAS 21 to hyperinflationary economies for US$ 118 million offset by US$ 35 million higher financial interest expenses related to the CAMMESA mutual, US$ 7 million for financial and legal fine updates, US$ 3 million for higher financial IPC update of the same for US$ 36 million, resulting from the application of IAS 29, and (ii) a US$ 100 million decrease in Enel Distribución Rio which is explained by the US$ 16 million decrease of financial update of civil contingency allowance, a US$ 7 million reduction of FIDIC financial charges , a US$ 9 million decrease of financial effects of regulatory assets and liabilities and a US$ 68 million decrease in interest on bond debt and other debts, including US$ 25 million corresponding to the 14.3% devaluation of the Brazilian Real in relation to the US Dollar.

At the financial expenses level for Argentine subsidiaries due to the application of IAS 21 in hyperinflationary economies there was a US$ 68 million positive effect, and US$34 million negative effect as a result of the application of IAS 29 due to inflation.

ENEL AMÉRICAS FINANCIAL STATEMENT ANALYSIS AS OF DECEMBER 31, 2018

(c) a US$ 270 million increase in results from readjustments correspond to the profit generated by the application of IAS 29 in Argentina and reflect the net balance arising from implementing inflation to non-monetary assets and liabilities and result accounts that are not determined on a current basis converted to US Dollars at year-end Exchange rate.

(d) Better results by exchange difference by US$ 118 million mainly due to: US$ 125 million difference of positive exchange related to accounts receivables in foreign currency for VOSA credits in Argentina, from the Enel Generaciónel Chocón S.A. subsidiary of US$ 82 million, US$ 33 million from Central Dock Sud and US$ 10 million from Enel Generación Costanera S.A. These effects are net of the application of IAS 21 to hyperinflationary economies. Furthermore, US$ 14 million positive exchange rate differences in Cammesa.

This was partially offset by US$ 29 million negative exchange rate difference for debt in foreign currency with Mitsubishi of our subsidiary Enel Generación Costanera S.A net of the application of IAS 21 in hyperinflationary economies.

At the exchange rate difference level for Argentine subsidiaries due to the application of IAS 21 in hyperinflationary economies there was a US$ 38 million negative effect.

Corporate taxes

The gains tax levied on companies’ profits decreased its loss by US$ 81 million, or 15.6% in 2018, which is mainly explained by (i) a US$ 277 million lower spending in taxes in Enel Distribución Goiás mainly due to lower registration of deferred taxes from fiscal loss in of US$ 347 million offset by US$ 70 million as a result of the 14.3% devaluation of the Brazilian Real in relation to the US Dollar, (ii) US$ 37 million less spending Enel Generación Fortaleza due to worse financial results in 2018 due to the Petrobras gas supply cut, (iii) US$ 20 million less in Codensa due to lower financial results with regard to 2017 and (iv) US$ 46 million in lower tax expenses in Enel Brasil mainly for the future recovery of taxes on financial expenses.

This was partially offset by (i) US$ 40 million in higher tax expense in Enel Distribución Río from better financial results with regard to the previous period, (ii) US$ 18 million in higher expenses due to the incorporation of EGP Volta Grande into the consolidation perimeter in November 2017, (iii) US$ 17 million in higher expenses due to consolidation of Enel Distribución Sao Paulo and (iv) US$ 54 million increased spending in Enel Generación el Chocón mainly due to the improvement in results as compared to the previous year, amongst them the positive effects of the exchange rate for accounts receivable in dollars, (v) US$ 24 million in increased spending Enel Generación Costanera as a result of improved results in relation to the same period of the year before including the positive effects of the exchange rate for accounts receivable in dollars and (vi) US$ 138 million increased spending in Edesur mainly from tax registration in relation to the effects of the application of hyperinflation in the company’s balance sheets.

ENEL AMÉRICAS FINANCIAL STATEMENT ANALYSIS AS OF DECEMBER 31, 2018

At the tax level for Argentine subsidiaries due to the application of IAS 21 in hyperinflationary economies there was a US$ 30 million positive effect and a US$ 117 million positive effect as a result of the application of IAS 29 due to inflation.

ANALYSIS OF THE FINANCIAL STATEMENT

Assets
	December 2018	December 2017	Variation	Variation
	(US$ million)%

Current Assets	6,384	4,545	1,839	40.5
Non current Assets	21,012	15,624	5,388	34.5

Total Assets	27,396	20,169	7,227	35.8

Enel Américas’ total assets as of December 31, 2018 increased by US$ 7,227 million as compared to the total assets held on December 31, 2017, mainly as a result of:

       Current assets increased by US$ 1,839 million, equivalent to 40.5%, mostly explained by:

•

A US$ 432 million increase in cash and cash equivalents, composed mostly of (i) a US$ 1,845 million cash increase corresponding to payments for sales and supply of services net of payments to suppliers and other payments, (ii) a US$ 1,867 increase of activity flows corresponding to: US$ 4,538 million in loans, loans of related companies by US$ 2,686 million corresponding to Enel Finance International, Enel SPA’s subsidiary, for the prepayment of Enel Sudeste and Enel Brasil credits for the purchase of Enel Distribución Sao Paulo and other income of US$ 8 million, offset by loan repayments of US$ 4,333 million that include payments of Enel Sudeste and Enel Brasil Credits for the purchase of Enel Distribución Sao Paulo of US$ 2,503 million, US$ 440 million interest payments and US$ 592 million dividend payments, (iii) a US$ 3,069 million decrease of investment activity flows which are: US$ 1,590 million payments for the acquisition of Enel Distribución Sao Paulo, US$ 1,541 million for the purchase of properties, plant and equipment and intangibles, payments for the purchase of debt instruments of US$ 41 million offset by interest received  by US$ 100 million, US$ 1 million dividends received and US$ 2 million others received, and finally (iv) less the US$ 211 million exchange rate effect.

•

A US$ 100 million increase in other current financial assets mainly consisting of time deposits and other high liquidity investments that are easily convertible into cash and are subject to a low risk of alterations in their value, but do not strictly meet the definition of cash equivalents whose expiry exceeds 90 days from the time of the investment. The variation is composed by US$ 114 million in Grupo Enel Brasil for deposits whose expiry exceeds 90 days mainly in Enel Brasil of US$ 16 million, Enel Generación Fortaleza of US$ 11 million, Enel Cien of US$ 7

ENEL AMÉRICAS FINANCIAL STATEMENT ANALYSIS AS OF DECEMBER 31, 2018

million, Enel Distribución Río of US$ 15 million, Enel Distribución Ceará of US$ 18 million and Enel Green Power Volta Grande of US$ 44 million. The above was offset by lower investment in Codensa of US$ 16 million for various payments.

•

A US$ 1,173 million increase in commercial receivables and other current accounts receivable corresponding mainly to Enel Distribución Sao Paulo, a company that was acquired and entered into the consolidation perimeter in June 2018 of US$ 1,172 million corresponding to receivable commercial accounts of US$ 655 million, regulatory receivable assets of US$ 475 million, low income subsidies of US$ 16 million and others of US$ 26 million.

•

US$ 93 million inventories increase corresponding mainly to (i) a US$ 67 million increase regarding Enel Distribución Sao Paulo’s consolidation (ii) a US$ 6 million increase in Codensa corresponding to the purchase of materials for maintenance, (iii) a US$ 3 million increase in Emgesa for the purchase of liquid fuels and coal, and (iv) a US$ 8 million increase in Edesur.

       A US$ 5,388 million increase of Non-current assets equivalent to 34.5%, mainly due to:

•

A US$ 1,044 million increase in Other non-current financial assets mainly due to an increase in accounts receivable as a result of the termination of the IFRIC 12 in the Brazilian distributor Enel Distribución Sao Paulo of US$ 979 million, a company acquired and entered into our consolidation perimeter in June 2018

•

A US$ 580 million increase in Other Non-financial and Non-current assets mainly from Fiscal Credit for VAT totalling US$ 16 million, US$ 48 million in Enel Distribución Goiás due to the contribution fund, legal deposits valued at US$ 129 million, IFRIC 12 construction assets due to the application of  IFRS 15 totalling US$ 385 million and others totalling US$ 2 million.

•

A US$ 290 million increase in commercial receivables and other non-current receivables mainly from the US$ 276 increase in Enel Brasil Group mainly for regulatory assets receivables totalling US$ 227 million from Enel Distribución Sao Paulo, Enel Distribución Goiás of US$ 28 million and US$ 19 million in Enel Distribución Rio.

ENEL AMÉRICAS FINANCIAL STATEMENT ANALYSIS AS OF DECEMBER 31, 2018

•

 A US$ 594 million increase in Property, plants and equipment mostly comprised of (i) a US$ 823 million increase on account of new investments, (ii) a US$ 18 million for the purchase of Enel Distribución Sao Paulo, (iii) US$ 1,873 million other increases as a result of the application of IAS 29 in our Argentine subsidiaries and (iv) US$ 47 million increase in other various items. The above was offset partially by (i) a US$ 1,626 million decrease in the conversion effects of the US Dollar into the different functional currencies of the subsidiaries, (ii) US$ 521 million due to depreciation and impairment, (iii) US$ 13 million in withdrawals and (iv) US$ 7 million in other expenses.

•

 A US$ 2,144 million increase in intangible assets other than goodwill mainly consisting of (i) a US$ 593 million increase in new investments and (ii) assets by US$ 2,915 million at the date of acquisition of Enel Distribución Sao Paulo. The above was partially offset by (i) a US $868 million decrease in the conversion effects of the US Dollar into the different functional currencies of the subsidiaries and associated companies, (ii) US$ 367 million for depreciation for the period, (iii) US$ 34 million in asset withdrawals and (iv) US$ 94 million in other movements.

•

 A US$ 492 million increase of goodwill mainly from the goodwill increase from the acquisition of Enel Distribución Sao Paulo for US$ 564 million. For this last and given that the acquisition of Enel Distribución Sao Paulo was recent, the consideration of the acquisition has been allocated provisionally based on the estimates of the administration. The company is currently establishing the fair value of the assets acquired and liabilities taken on.

The above was offset by lower conversion effects of the different functional currencies of the companies the countries in which we operate of US$ 109 million and a US$ 38 million increase as a result of the application of IAS 29 in our Argentine subsidiaries.

•	A US$ 233 million asset increase for differed taxes mainly from Enel Distribución Sao Paulo for US$ 212 million corresponding mainly to taxes on provisions for civil contingencies.

ENEL AMÉRICAS FINANCIAL STATEMENT ANALYSIS AS OF DECEMBER 31, 2018

Liabilities and Equity
	December 2018	December 2017	Variation	Variation
	(US$ million)%

Current Liabilities	9,651	4,934	4,717	95.6
Non Current Liabilities	8,914	6,956	1,958	28.1

Total Equity	8,831	8,279	552	6.7
attributable to owners of parent company	6,724	6,481	243	3.7
attributable to non-controlling interest	2,107	1,798	309	17.2

Total Liabilities and Equity	27,396	20,169	7,227	35.8

Enel Américas’ total liabilities and equity as of December 31 , 2018 increased by US$ 7,227 million as compared to the total liabilities and equity as of December 31, 2017, mostly attributable to

       Current liabilities increased by US$ 4,717 million, explained mainly by:

•

A US$ 958 million increase in Other current financial liabilities which is basically explained by (i) a US$ 265 million increase in Enel Green Power Volta Grande due to the transfer of long term bonds, (ii) a US$ 74 million increase in Enel Distribución Sao Paulo mainly from bank debt, (iii) a US$ 67 million increase in Enel Distribución Goias mainly from new bank loans and transfer from net long term payments, (iv) a US$ 81 million increase in Enel Distribución Rio for loan transfer and long term bonds, net of loan payment, (v) a US$ 44 million increase in Codensa for the accrual of interest and transfer from long term, (vi) a US$ 80 million increase in Emgesa for long term bond transfer net of payments, and (vii) a US$ 351 million increase in Enel Américas corresponding to the use of committed revolving credit lines of US$ 350 million.

•

A US$ 792 million increase in Commercial accounts and other current accounts payable which is essentially explained by an increase in US$ 965 in Enel Distribución Sao Paulo of US$ 337 million mainly to the suppliers of energy purchases, a US$ 116 million for accounts payable for goods and services, accounts payable to staff of US$ 50 million, accounts payable for sector liabilities of US$ 353 million, US $ 75 million for research and development, and US$ 37 million for other accounts payable. All of the above was partially offset by decreases in Edesur of US$ 191 million mainly due to the devaluation of the Argentine Peso in relation to the US Dollar of US$ 364 million offset by increased debts and penalties payable to Cammesa totalling US$139 million and US$ 34 million for other expenses related to suppliers.

ENEL AMÉRICAS FINANCIAL STATEMENT ANALYSIS AS OF DECEMBER 31, 2018

•

 A US$ 2,732 increase in accounts payable to current related entities mainly in accounts payable due to Enel Finance International, Enel SPA’s subsidiary, for financing the purchase of Enel Distribución Sao Paulo for US $ 2,686 million used to prepay credits obtained by Enel Sudeste and Enel Brasil for the purchase of Enel Distribución Sao Paulo for US$ 2,503 million.

•

A US $ 153 million increase in other current provisions mainly due to (i) a US$ 194 million increase in Enel Distribución Sao Paulo which includes provisions for legal claims of US$ 118 million and US$ 76 million for other provisions for the country’s regulator, (ii) a US$ 10 million decrease in Enel Distribución Ceará mainly due to payments of infringements (iii) a US$ 19 million decrease in Edesur mainly from the increase in provision of services, commercial quality, public relations and legal procedures of US$ 37 million and financial fine updates of US$ 28 million offset by US$ 74 million as a result of the devaluation of the Argentine Peso in relation to the US Dollar and a US$ 10 million decrease mainly from long term re-classification and (iv) a US$ 15 million decrease in Grupo Enel Perú mainly from contingency payments.

         Non-current liabilities increased by US$ 1,958 million, equivalent to a 28.1 % variation mostly attributable to:

•

A US$ 272 increase in Other financial non-current liabilities (financial debt and derivatives) mostly explained by (i) a US$ 887 million increase in Enel Distribución Sao Paulo due to debt consolidation, bank loans totalling US$ 28 million and US$ 859 for bond debt and (ii) a US$ 57 million increase in Enel Distribución Goiás for new loans net of long term transfers. The above was partially offset by (i) a US$ 261 million decrease in Enel Green Power Volta Grande mainly from short term transfer net of conversion effect and (ii) a US$ 310 million decrease in Emgesa due to short term bond transfer net of new emissions, (iii) a US$ 83 million decrease in Enel Distribución Rio due to loan increase of US$ 126 million offset by short term transfers of US$ 128 million offset by US$ 81 million decrease as a result of the devaluation of the Brazilian Real in relation to the US Dollar and (iv) a US$ 12 million decrease in Codensa for short term transfer.

•

A US$ 704 million increase in other non-current provisions mostly explained by (i) a US$ 738 million increase by Enel Distribución Sao Paulo´s acquisition mainly due to provisions for legal complaints totaling US$ 582 million, US$ 151 million in fiscal contingency provisions and US$ 5 million in other provisions.

•

A US$ 91 million increase of deferred tax liabilities which is explained mainly by higher records of deferred taxes in the Argentine subsidiaries due to the application of inflation to fixed assets (IAS 29).

ENEL AMÉRICAS FINANCIAL STATEMENT ANALYSIS AS OF DECEMBER 31, 2018

•

 A US$ 955 million increase in provisions for benefits to non-current employees which is mainly explained by a US$ 1,008 million increase in Enel Distribución Sao Paulo, a company acquired and entered into our consolidation perimeter as of June 2018. The difference corresponds to the devaluation of the difference currencies in which we operate in relations to the US Dollar.

       The Company’s Total Equity decreased by US$ 552 million, mostly attributable to:

•

Equity attributable to the property (shareholders) of the controller increase by US$ 243 million mostly due to (i) a US$ 667 million increase in the initial balances that include the application of IAS 29 in Argentinean subsidiaries (Hyperinflationary economy) of US$ 668 and less US$ 1 million for the application of IFRS 9 and (ii) a US$ 1,201 million increase in profits for the period of December 2018.

The aforementioned was offset by (i) a US$ 1,014 million decrease in other negative reserves composed mainly by an increase in difference reserves related to the conversion from exchange of US$ 1,212 million, a US$ 200 million decrease as a result of the application of IAS 29 in Argentinean subsidiaries (Hyperinflationary economy) and a US 2 million increase in cash flow hedging reserve, (ii) US$ 502 less paid in dividends, (iii) a US$ 109 decrease in initial balances for loss and profit reserves for benefit plans defined.

•

Non-controlling shareholdings increased by US$ 309 million mostly explained by (i) a US$ 287 million increase in initial balances including the application of IAS 29 in Argentinean subsidiaries (Hyperinflationary economy) of US$293 million offset by US$ 6 million from the application of IFRS 9, (ii) a US$185 million increase corresponding to the effects of the application of IAS 29 and (iii) US$ 465 million in results for the period.

The aforementioned was offset by (i) a US$ 255 million decrease due to the payment of dividends, and (ii) a US$ 372 million decrease in integral results.

ENEL AMÉRICAS FINANCIAL STATEMENT ANALYSIS AS OF DECEMBER 31, 2018

The development of the main financial indicators is as follows

Indicator		Unit	12/31/2018	12/31/2017	12/31/2017	Change	% Change

Liquidity	Current liquidity	Times	0.66	0.92		(0.26)	(28.2%)
	Acid ratio test (1)	Times	0.63	0.87		(0.24)	(28.1%)
	Working Capítal	MMUSD	(3,267)	(389)		(2,878)	739.8%
Leverage	Leverage	Times	2.10	1.44		0.7	46.4%
	Short Term Debt	%	52.0%	41.5%		10.5	25.3%
	Long Term Debt	%	48.0%	58.5%		(10.5)	(17.9%)
	Financial Expenses Coverage (2)	Times	4.86		3.36	1.50	44.7%
Profitability	Operating Income/Operating Revenues	%	18.5%		21.1%	(2.6)	(12.5%)
	ROE (annualized)%		18.2%		11.7%	6.5	55.6%
	ROA (annualized)%		7.0%		6.2%	0.8	13.1%

(1) Current assets net from inventories
(2) Considers EBITDA divided by financial expenses

The Company’s Current liquidity as of December 31, 2018 reached 0.66 times, showing a 28.2% decrease in relation to December 31, 2017, mostly explained by increased current liabilities due to debt increase required to acquire Enel Distribución Sao Paulo and the incorporation of Enel Distribución Sao Paulo with its debt into the consolidation perimeter as of June 2018.

The Company’s Acid test as of December 31, 2018 reached 0.63 times, showing a 28.1% decrease in relation to December 31, 2017, explained also by the increase in debt due to acquisition process of Enel Distribución Sao Paulo.

The Company’s Working capital as of December 31, 2018 reached US$ 3,267 million, representing a decrease in relation to December 31, 2017 mostly explained also by the increase in debt due to acquisition process of Enel Distribución Sao Paulo.

The Company’s Leverage (indebtedness ratio) stood at 2.10 times as of December 31, 2018, a 46.4% increase in relation to December 31, 2017, also explained by the increase on debt related to acquisition process of Enel Distribución Sao Paulo.

The Hedging of financial costs as of the period that ended on December 31, 2018 was 4.86 times, which represents a 44.7 % increase as compared to the same period of the previous year, mainly because of lower financial expenses in relation to the same period of the year before accompanied by an improved EBITDA.

ENEL AMÉRICAS FINANCIAL STATEMENT ANALYSIS AS OF DECEMBER 31, 2018

The profitability index, measured in terms of operating income over operating revenues decreased by 18.5 % on December 31, 2018.

The Return-on-equity of the controller’s property owners (shareholders) was 18.2%, as a result of an increase in the income attributable to the property owners for the period in relation to the same period of the year before.

.

The Return-on-assets stood at 7.0% as of December 31, 2018 mostly due to income increase for the period in relation to the same period of the year before.

MAIN CASH FLOWS

The Company’s net cash flows reached US$ 642 million as of December 2018, which represents a US$ 1,840 million increase in relation to the same period of the previous year. The main variables on account of the flows of the operation, investment and financing activities that explain this decrease in net cash flows, as compared to the same period of 2017, are described below:

Net Cash Flow
	December 2018	December 2017	Variation	Variation
	(US$ million)%

From Operating Activities	1,844	1,870	(26)	(1.4%)

From Investing Activities	(3,069)	(2,479)	(590)	23.8%

From Financing Activities	1,867	(589)	2,456	(417.2%)

Total Net Cash Flow	642	(1,198)	1,840	(153.6%)

The net cash flows stemming from operating activities totaled US$ 1,844 million as of December 2018, representing a 1.4 % drop in relation to the same period of the previous year. This variation is mostly explained by an increase in the type of collections for operations activities mainly in (i) US$ 3,531 increase in collections from the sale and provision of services, (ii) a US$ 123 million charge increase for operation activities, (iii) US$ 4 million more for the charge of royalties and commissions, (iv) US$ 22 million more from charges related to premiums, services, annual fees and other benefits from endorsed policies. These increases were partially offset by payments in the type of cash payments from operations mainly in (i) US$ 2,127 million more in payments to suppliers for the supply of goods and services, (ii) US$ 100 million less in payments to and on behalf of employees, (iii) US$ 1,600 million more in other payments for operation activities (iv) US$ 101 million more in income tax payments and (v) US$ 22 million less in other cash outgoings.

ENEL AMÉRICAS FINANCIAL STATEMENT ANALYSIS AS OF DECEMBER 31, 2018

The net cash flows coming from (used in) investment activities were outflows of US$ 3,069 million as of December 2018 explained mainly by (i) a US$ 750 million payment for reimbursement for the incorporation of properties, plants and equipment , (ii) US$ 790 million in payments for the incorporation of intangible assets from IFRIC 12, (iii) US$ 3 million in payments arising from future contracts, term deposits , options and swaps and (iv) US$ 336 million in the redemption from investment payments of > 90 days, (v) the acquisition of Enel Distribución Sao Paulo for US$ 1,590 and (vi) US$ 10 million in other outgoings. These cash investment outflows were offset by (i) US$ 100 from interest received (ii) US$ 295 million from the redemption from investment payments of > 90 days and (iii) US$ 15 million from other income.

The net cash flows coming from (used in) financing activities were inflows totaling US$ 1,867 million as of December 2018, stemming mainly from (i) obtaining loans for US$ 4,538, (ii) loans from related companies for US$ 2,686 with Enel finance International, Enel SPA’s subsidiary, which was aimed for the payment of credits obtained for the purchase of Enel Distribución Sao Paulo by Enel Sudeste and Enel Brasil and (iii) US$ 9 million from other income. All of the above was offset by flows coming from (i) US$ 4,301 million in loan payments including US$ 2,503 for credits obtained for the purchase of Enel Distribución Sao Paulo by Enel Sudeste and Enel Brasil, (ii) US$ 592 million third party dividend payments, (iii) US$ 440 million interest payments, (iv) US$ 31 million liability payment for financial rental and (v) US$ 2 million for other payments.

ENEL AMÉRICAS FINANCIAL STATEMENT ANALYSIS AS OF DECEMBER 31, 2018

Below we present the Disbursements of the Incorporation of Properties, Plants and Equipment and their Depreciation for the periods ended in December 2018 and 2017.

PROPERTY, PLANTS AND EQUIPMENT INFORMATION BY COMPANY
(million US$)

Company	Payments for additions of Property, plant and equipment		Depreciation
	2018	2017	2018	2017

Enel Generación Chocon S.A.	2	1	17	3
Enel Generación Costanera S.A.	13	26	77	36
Emgesa S.A.E.S.P.	91	109	73	71
Enel Generación Perú S.A.	56	40	52	58
Enel Distribución Goiás (Celg)	185	160	88	84
EGP Cachoeira Dourada S.A.	3	2	7	8
Enel Distribución Fortaleza	9	17	10	14
Enel Cien S.A.	2	3	16	16
Eletropaulo S.A.	225	-	113	-
Edesur S.A.	87	122	52	22
Enel Distribución Perú S.A.	112	78	52	50
Enel Distribución Rio (Ampla) (*)	175	300	84	90
Enel Distribución Ceara (Coelce) (*)	209	226	58	57
Codensa S.A.	316	251	120	106
Enel Trading Argentina S.R.L.	1	-	0	0
Central Dock Sud S.A.	42	22	25	16
Enel Generación Piura S.A.	6	10	12	10
Holding Enel Americas y Sociedades de Inversión	8	4	6	4

Total	1,541	1,371	862	648

(*) Includes intangible assets concessions

ENEL AMÉRICAS FINANCIAL STATEMENT ANALYSIS AS OF DECEMBER 31, 2018

MAIN RISKS RELATED TO THE ACTIVITIES OF ENEL AMÉRICAS SA GROUP

The Group’s operations are subject to a broad set of governmental regulations, and any changes introduced in them might affect their operations, economic situation and operating income.

The Group’s operative subsidiaries are subject to a wide range of tariff regulations and other aspects that govern their operations in the countries in which they operate. Consequently, the introduction of new laws or regulations, such as the modification of laws or regulations currently in effect, could impact their operations, economic situation and operating results.

Such new laws or regulations sometimes modify regulatory aspects that may affect existing entitlements; which, as the case might be, may adversely affect the group’s future results.

The Group’s activities are subject to wide-ranging environmental regulations that Enel Américas continuously complies with. Eventual modifications introduced to such regulations could impact its operations, economic situation and operating income.

Enel Américas and its operative subsidiaries are subject to environmental regulations; which, among other things, require preparing and submitting Environmental Impact Studies for projects under study, obtaining licenses, permits and other mandatory authorizations and complying with all the requirements imposed by such licenses, permits and regulations. Just as with any regulated company, Enel Américas cannot guarantee that:

       Public authorities will approve such environmental impact studies;

       Public opposition will not derive in delays or modifications to any proposed project;

       Laws or regulations will not be modified or interpreted in a manner such as to increase expenses or affect the Group’s operations, plants or plans.

The Group’s Commercial activity has been planned in order to moderate eventual impacts resulting from changes in the hydrologic conditions.

Enel Américas Group’s operations include hydroelectric generation and, therefore, they depend from the hydrological conditions that exist at each moment in the broad geographical areas where the Group’s hydroelectric generation facilities are located. If the hydrological conditions generate droughts or other conditions that may negatively impact hydroelectric generation, then, the outcome will be adversely affected, reason why Enel Américas has established -as an essential part of its commercial policy - to refrain from contractually committing 100% of its generation capacity. The electric business, in turn, is also affected by atmospheric conditions such as mean temperatures that condition consumption.

ENEL AMÉRICAS FINANCIAL STATEMENT ANALYSIS AS OF DECEMBER 31, 2018

Depending on weather conditions, differences may arise in the margins obtained by the business.

The financial situation and result of the operations may be adversely affected if the exposure to interest rate fluctuations, commodity prices and foreign exchange rates are not effectively managed.

RISK MANAGEMENT POLICY

The companies that are part of the Enel Américas Group are exposed to certain risks managed through the application of systems of identification, measurement, limitation of concentration and supervision.

Among the basic principles defined by the Group when establishing risk management policies are the following:

-	Compliance with the good corporate governance standards.
-	Strictly compliance with the Group’s whole regulatory system
-	Each business and corporate area define:
I.	The markets in which it can operate according to the knowledge and capacity that are sufficient to guarantee efficient risk management.
II.	Criteria related to counterparts.
III.	Authorized operators.
-	For each market in which they operate business and corporate areas establish their predisposition to risk consistent with the defined strategy.
-	All operations of corporate areas and business operate within the limits approved in each case.
-

Business, corporate areas, lines of business and companies establish risk management controls to ensure that markets transactions are carried out in accordance with the policies, standards and procedures of Enel Américas.

ENEL AMÉRICAS FINANCIAL STATEMENT ANALYSIS AS OF DECEMBER 31, 2018

21.1 Interest Rate Risk

Interest rate fluctuations modify the fair value of those assets and liabilities that accrue a fixed rate of interest, as well as the future flows of assets and liabilities indexed at a variable rate of interest.

The aim of managing the interest rate risk is to reach a debt structure equilibrium that would enable minimizing debt costs while reducing Income Statement volatility.

Depending on the Group’s estimates and on the objectives of its debt structure, various hedging operations are performed by contracting derivatives to mitigate such risks. The instruments currently used are rate swaps of variable rates to fixed rates.

The comparative structure of the financial debt of the Enel Américas Group, according to fixed and/or protected and variable rates of interest over total gross debt, after the derivative contracts, is the following:

Gross position:

	12-31-2018%	12-31-2017%
Fixed Interest Rate	59%	46%

21.2 Foreign exchange rate risk

Foreign exchange rate risks are primarily inherent to the following transactions:

-	Debt contracted by Group companies denominated in currencies other than those in which their cash flows are indexed.
-

Payments to be made in currencies other than those in which their cash flows are indexed, for material purchases associated to projects and payment of corporate insurance policy premiums, amongst others.

-	Income of the Group’s companies directly linked to the fluctuation of currencies other than those of its own cash flows.

ENEL AMÉRICAS FINANCIAL STATEMENT ANALYSIS AS OF DECEMBER 31, 2018

-	Cash flows from foreign subsidiaries to parent companies in Chile exposed to foreign exchange rate variations.

In order to mitigate the foreign exchange rate risk, the hedging policy of the Enel Américas Group regarding foreign exchange rates is based on cash flows and aims at maintaining a balance between US$-indexed flows, or local currencies if there are, and the level of assets and liabilities in such currency. The objective is to minimize the exposure of cash flows to foreign exchange rate variations.

The instruments currently used in compliance with the policy are: cross-currency swaps and foreign exchange rate forwards. Similarly, the policy seeks to refinance debt in each company’s operating currency.

21.3 Commodities risk.

The Enel Américas Group might be exposed to the risk of price variations of certain commodities, primarily through:

-	Fuel purchases in the process of electric energy generation.
-	Spot energy purchases in local markets.

In order to reduce the risk under extreme drought conditions, the Group has designed a commercial policy that defines sale commitment levels in line with the capacity of its generating centrals during a dry year, by including risk mitigation clauses in some contracts with free clients. In the case of regulated clients subject to long-term tender processes, indexing polynomials are determined in order to reduce commodity exposure.

In consideration of the operative conditions confronted by the electricity generation market, plus the drought and commodity price volatility in international markets, the Company is continuously checking the convenience of hedging the impact of these price variations in its income.

As of December 31, 2018, there were operations of energy futures purchase agreements in place for the amount of 5.28 GWh. Said purchases support energy sale contracts on the wholesale market. As of December 31 2018, 10.92 GWh in sale contracts and 7.2 GWh energy futures purchases have been settled.

As of December 31, 2017, there were contracts for the purchase of energy futures in place for 5.4 GWh for the Jan-Mar 2018 period. Said purchases support an energy sale contract in the Colombian wholesale market. As of 31 December 2017, 24.23 GWh in sale contracts and 77.45 GWh energy futures purchases have been settled.

ENEL AMÉRICAS FINANCIAL STATEMENT ANALYSIS AS OF DECEMBER 31, 2018

21.4 Liquidity Risk

The Group maintains a liquidity policy that consists in contracting long-term credit commitment facilities and temporary financial investments for amounts sufficient to support the projected needs of a given period; which, in turn, is a function of the overall situation and expectations of the debt and capital markets.

The above-mentioned projected needs include maturities of net financial debt; namely, after financial derivatives. For additional information regarding the characteristics and the terms and conditions of such financial debt and financial derivatives (see notes 21 and 23).

As of December 31, 2018, the Enel Américas Group held a liquidity position of US$ 1,904 million in cash and cash equivalents and US$ 1,269 million in long-term credit lines available unconditionally. As of December 31, 2017, the Enel Américas Group’s liquidity position amounted to US$ 1,473 million in cash and cash equivalents and US$ 225 million in unconditionally-available long-term lines of credit.

21.5 Credit Risk

The Enel Américas Group monitors its credit risks continuously and in detail.

Commercial accounts receivable:

In relation to the credit risks of accounts receivable from commercial activities, this is a risk that has been historically quite limited since the short collection term afforded our clients prevents significant individual accumulation. The foregoing is applied to both our electricity generation and distribution lines of business.

In our electricity generation line of business, in certain countries, when confronted to payment defaults it is possible to cut off supply, and almost every contract establishes non-payment as a cause for contract termination. To that effect, we continuously monitor the credit risk and measure the maximum amounts exposed to payment risk; which, as said earlier, are quite limited.

Our electricity distribution companies are authorized, in all cases, to cut off supply to non-performing customers, which is applied in line with the current regulations of each country; all of which facilitates the credit risk evaluation and control process; which, to be sure, is just as limited.

ENEL AMÉRICAS FINANCIAL STATEMENT ANALYSIS AS OF DECEMBER 31, 2018

Assets of a financial nature:

Cash surpluses are invested in top domestic and foreign financial institutions with pre-established limits per institution.

In our selection of banks for investments, we consider those ranked with investment grade according to the three top international risk classification agencies (Moody’s, S&P and Fitch).

Our placements may be backed up with treasury bonds of those countries in which we operate and/or bank notes issued by top banks, preferring the latter since they offer better returns (always framed within current placement policies).

21.6 Risk Management

The Enel Américas Group prepares a Value at Risk measurement for its own debt positions and financial derivatives, with the purpose of monitoring the risk assumed by the company, thus circumscribing Income Statement volatility.

The portfolio of the positions included for the purposes of calculating the present Value at Risk, is comprised of:

-	Financial debt.
-	Derivatives for debt hedging

The calculated Value at Risk represents the possible value variation of the above-described positions portfolio within one day and with 95% certainty. To that effect we have studied the volatility of the risk variables that affect the value of the positions portfolio, in relation to the Chilean peso, which includes:

-	The USD Libor interest rate.
-	The various currencies in which our companies operate, the habitual local indices of bank practices.
-	The exchange rates of the different currencies implied in the calculation.

The Value at Risk calculation is based on the extrapolation of future market value scenarios (one quarter out) of the risk variables based on real observations for the same period (quarter) through a 5-year period. The Value at Risk for the next quarter, with 95% confidence level, is calculated as the percentile of the most adverse 5% of the possible quarterly changes.

Taking into account the aforementioned hypotheses, the Value at Risk of the above-discussed positions one quarter out is US$ 630 million.

ENEL AMÉRICAS FINANCIAL STATEMENT ANALYSIS AS OF DECEMBER 31, 2018

This value represents the potential increment of the debt and derivatives portfolio; therefore, this value at risk is intrinsically linked, among other factors, to the value of the portfolio at the end of each quarter.

Other risks

As is the habitual practice in bank credits and capital market operations, a portion of the financial indebtedness of Enel Américas is subject to cross-default provisions. If certain defaults (non-complying) are not indeed remedied, they may result in a cross default situation and certain liabilities of Enel Américas may eventually become callable.

The non-payment of debt following any applicable grace period of any debt of Enel Américas either individual or of any important subsidiary of a capital amount in excess of US$ 150 million, may lead to the forced acceleration payment of the bank credit pursuant the law of the State of New York, which used on April 2018. In addition, this appropriation contains provisions according to which certain events other than non-payment, in Enel Américas, such as bankruptcy, insolvency, court ordered judgments adverse amounting to more than US$150 million, among others, could result in the declaration of acceleration of those credits.

The non-payment of debt following any applicable grace period of any debt of Enel Américas either individual or of any important subsidiary (as defined by contract) with an capital whose amount is in excess of US$ 150 million, or its equivalent in other currencies, may lead to the forced acceleration payment of a substantial part of the Yankee Bonds.

Finally, in the case of local bonds, and local credit lines of Enel Américas, the early payment of these debts, it triggered only by breach of the issuer or debtor, i.e. Enel Américas not referring to their foreign subsidiaries. In the case of local bonds, the cross default may be triggered in cases where the amount in arrears exceeding 3% of Total Consolidated Assets, either on an individual debt or debt at the aggregate level. In the case of local lines, the default cross is triggered if the amount in default on a debt exceeds US$ 50 million or its equivalent in other currencies and also additional conditions such as the expiration of grace periods are met. These lines have not been paid.

There are no provisions in the credit agreements by means of which changes in the corporate classification of the debt of Enel Américas by risk classification agencies may generate an obligation to make debt prepayments.

ENEL AMÉRICAS FINANCIAL STATEMENT ANALYSIS AS OF DECEMBER 31, 2018

BOOK VALUE AND ECONOMIC VALUE OF ASSETS

In relation to the assets of higher importance, the following should be noted:

Real estate properties, plant and equipment are valued at their purchasing cost, net of their corresponding accumulated depreciation and losses experienced on account of depreciation. Real estate properties, plant and equipment, net of their residual value, as the case might be, are depreciated lineally by distributing the cost of their different integral elements over their estimated useful life, which is the period during which the companies expect to use them. Such useful life estimate is reviewed periodically.

The goodwill (lower value of investments or commercial funds) generated in the consolidation exercise represents the excess acquisition cost over the group’s participation in the fair value of assets and liabilities, including contingent liabilities and any non-controlling shareholdings identifiable in a subsidiary company as of the date of acquisition. Goodwill is not amortized, but rather, at the closing of each fiscal year it is estimated whether it has been the subject of any depreciation that might reduce its recoverable value for an amount below its registered net cost, in which case its value is restated accordingly. (See Note 4.d of the Financial Statements).

Throughout the year and, primarily at its closing date, an evaluation is performed to determine whether there is any indication that any given asset would have possibly suffered a loss due to impairment. Should there be such an indication, we estimate the recoverable amount of such asset in order to determine, as the case might be, the amount of such impairment. If these are identifiable assets that do not generate independent cash flows, we then estimate the recoverability of the cash generating unit to which such asset belongs, understanding as such the smallest identifiable group of assets that generates independent cash inflows.

Foreign-currency-denominated assets are shown at their rate of exchange at the closing of the period.

Notes and accounts receivable from related companies are classified according to their short and long-term maturities. Operations adhere to fair conditions similar to those that prevail in the market.

In short, assets are valued pursuant to the International Financial Reporting Standards (IFRS), whose criteria are set forth in Notes N° 2 and 3 of these Enel Américas’ Consolidated Financial Statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Américas S.A.

By: /s/ Maurizio Bezzeccheri
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Title: Chief Executive Officer

Date: February 28, 2019